Exhibit 99.1

YM BioSciences Inc.
Letter to Shareholders
Fiscal 2010 Third Quarter, ended March 31st 2010

Dear Shareholders,
During the third quarter, we completed merging Cytopia Limited (now YM BioSciences Australia) into YM resulting in broadening the combined companies’ pipeline with two promising new drug candidates. We also maintained the momentum with our lead drug, nimotuzumab, which continues to demonstrate encouraging results in trials throughout the world. With a strengthened balance sheet and a portfolio of four late-stage products the quality of, and prospects for, our drug portfolio would appear to be the most compelling in YM’s history.

Early this quarter, we received clearance from the US FDA to enroll patients at US clinical sites into two ongoing randomized, double-blind Phase II trials with nimotuzumab. One of the two trials is treating Stage III and IV non-small-cell lung cancer (NSCLC) patients who are unsuitable for curative intent chemoradiation and being treated palliatively and the other in patients with brain metastases from NSCLC. Currently, radiation alone is the treatment for these two indications. In addition to this activity, we anticipate a quantity of clinical data and further clinical activity for nimotuzumab in other trials throughout the world over the next 12 months. Our recent and upcoming milestones for nimotuzumab include:

•	Two posters at the American Association for Cancer Research (AACR) Annual Meeting in April 2010
•	Nimotuzumab Phase II (Japan) gastric cancer data in 2010
•	Nimotuzumab European Phase III adult glioma data in 2010 (ASCO)
•	Nimotuzumab North American Phase II pediatric glioma data in 2010
•	Nimotuzumab Phase II (Japan) firstline non-small cell lung cancer data in 2010

JAK inhibitors, such as CYT387, the JAK1/2 inhibitor that came to us from Cytopia, are of great interest to the global pharmaceutical industry as they hold therapeutic promise in cancer, pre-cancerous conditions, and inflammatory diseases. One such indication is myelofibrosis, a chronic debilitating condition where patient's bone marrow is replaced by scar tissue. This condition affects approximately 20,000 patients in North America with market estimates in excess of $750 million. Our current Phase I/II clinical trial in myelofibrosis for CYT387 was initiated in the previous quarter at Mayo Clinic and preliminary safety results and evidence of activity should be available in Q3.

An early indication of the prospects for this drug would be evidenced by the earlier-than-planned initiation of the Phase II component of the study. This trial acceleration was a result of a decision by the principal investigator and data safety monitoring board precipitated by the observations of a favorable safety profile and of biological activity in patients enrolled to date. This acceleration permits us to plan for NDA-enabling studies to possibly initiate in 2011 and the acceleration was further supported by the publication of a paper from Oregon Health Sciences University, Knight Cancer Institute in Blood, April 2010, that supports the drug’s potential activity. YM also concluded comparative research that, we have announced, demonstrates the advantages that CYT387 is measured to have over the Incyte drug INCB18424, in that, with similar potency for JAK1 and JAK2, CYT387 nevertheless shows improved selectivity over JAK3 and TYK2 which may result in a measurably greater therapeutic window for CYT387.

In addition to, once again, welcoming the management team and Cytopia shareholders we would also like to welcome the investors who participated in our US$17.5 million financing in March. This issuance has strengthened our balance sheet and, importantly, we believe, positions us favourably within our peer group of companies. The financing attracted interest from sophisticated and knowledgeable life-sciences investors from the US, Canada, and Europe, one of the primary determinants for the timing of the offering.

Subsequent to the closing of that issue, we announced the establishment of an “At-The-Market” financing facility.  This innovative facility was made possible by the substantial liquidity in our share trading, principally on the NYSE Amex, that provides us with important flexibility in the timing of any financing and, if implemented, should significantly reduce our overall cost of capital. Although it appears that we are the first biotech company in Canada to announce an ATM, this established mechanism has been used across multiple industries by numerous companies including several life-sciences companies in the US and elsewhere and is designed to result in the issuance of shares at no discount to the quoted market at the time of a transaction. We are not required to sell any shares at any time during the term of the facility which extends until October 16,  2011; there are no stand-by fees for the arrangement and we are not prohibited from conducting other forms of financing should we need to do so for further expansion or for the conduct of our business.

On behalf of the Board of Directors, I would like to thank the shareholders for your continuing support of YM and we look forward to updating you on the numerous clinical and corporate events anticipated for the balance of 2010.

Sincerely,

David G.P. Allan
Chairman and CEO
YM BioSciences Inc.
Date: May 13, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months and nine months ended March 31, 2010

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three months and nine months ended March 31, 2010 and condensed notes thereto.  This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2009, 2008 and 2007, as well as the notes thereto.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 16 to the audited consolidated financial statements for the fiscal year ended June 30, 2009 and Note 12 to the unaudited consolidated financial statements for the three and nine months ended March 31, 2010.  All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of May 12, 2010.

FORWARD-LOOKING STATEMENTS

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," “likely,” "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for product development, operations and marketing and other risks detailed elsewhere herein.  These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this management’s discussion and analysis might not occur and you should not place undue reliance on forward-looking statements.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:
•	our ability to obtain, on satisfactory terms or at all, the capital required for product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and timely complete clinical studies;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;

•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	other factors discussed under “Risk Factors”.

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is engaged in the acquisition or in-licensing and subsequent clinical development toward commercialization of drug products and technologies from basic research of others. The Company evaluates drug projects, technologies, and products and the prospective markets for them and acquires products or obtains, as appropriate, a license for their further development and marketing.

The Company expends money on the evaluation, acquisition, in-licensing and further development of certain drug products and on providing out-licensing, marketing, clinical development and regulatory affairs skills, intellectual property management and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and initially developed by others through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures, either directly or pursuant to agreements with certain licensees or partners, which will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the products being developed or from the direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended March 31,			Nine months ended March 31,
	2010	2009	Change	2010	2009	Change

Out-licensing revenue	690,585	776,127	(85,542)	2,115,706	3,823,296	(1,707,590)
Interest income	18,901	201,635	(182,734)	51,194	1,009,323	(958,129)

Expenses:
Licensing and product development	4,526,244	3,259,177	1,267,067	9,335,238	11,525,789	(2,190,551)
General and administrative	1,623,900	1,190,039	433,861	5,107,662	3,530,626	1,577,036

Loss for the period	(5,490,879)	(3,474,839)	(2,016,040)	(12,369,204)	(9,805,436)	(2,563,768)
Deficit, beginning of period,	(153,130,276)	(139,513,082)	(13,617,194)	(146,251,951)	(133,182,485)	(13,069,466)
Deficit, end of period	(158,621,155)	(142,987,921)	(15,633,234)	(158,621,155)	(142,987,921)	(15,633,234)

Basic and diluted loss per common share	(0.09)	(0.06)	(0.03)	(0.21)	(0.18)	(0.03)

Total Assets	63,610,049	50,806,229	12,803,820	63,610,049	50,806,229	12,803,820

RESULTS OF OPERATIONS

Three months and nine months ended March 31, 2010 compared to three months and nine months ended March 31, 2009

Out-licensing Revenue
Out-licensing revenue decreased by $86 thousand for the three months ended March 31, 2010 compared to the three months ended March 31, 2009 and decreased by $1.708 million for the nine months ended March 31, 2010 compared to the nine months ended March 31, 2009.  The decrease in both periods was due mainly to the extension of the recognition periods for the initial payments for the Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) and Kuhnil Pharmaceuticals Co., Ltd. (“Kuhnil”) contracts by 12 months effective January 1, 2009 and no revenue in 2009 from the Innogene Kalbiotech PTE Ltd. (“IGK”) contract which was fully recognized at December 2008.  Partially offsetting this decrease was the recognition of the remaining deferred revenue for the Tesmilifene contracts, totaling $228 thousand.  This revenue was fully recognized in this period because Tesmilifene is no longer being developed and these contracts are no longer active.

Interest Income
Interest income has decreased by $183 thousand and $958 thousand, respectively, in the three and nine months ended March 31, 2010 compared to the same periods ended March 31, 2009.  Interest income has decreased significantly due mainly to the sharp decline in market interest rates.

Licensing and Product Development Expenses
Licensing and product development expenses for the three months ended March 31, 2010 increased by $1.267 million to $4.526 million, and for the nine months ended March 31, 2010, decreased by $2.191 million to $9.335 million compared to the same periods last year.  In addition to the changes described below, core expenses for licensing and product development increased by $884 thousand for the three months ended March 31, 2010 over the comparative period last year.  This increase is due mainly to amortization of the acquired Cytopia intangible assets of $751 thousand.  The decrease in core expenses of $110 thousand for the nine months ended March 31, 2010 from the comparable period last year was due mainly to decreases in salaries, travel and office expenses as a result of a reduction of staff in the U.S. office, partially offset by the $751 thousand amortization change.

Nimotuzumab
Costs associated with development activities for nimotuzumab increased by $193 thousand to $1.774 million and decreased by $921 thousand to $3.813 million for the three and nine months ended March 31, 2010, respectively, compared to the same periods in the prior year.  The current year’s costs were due mainly to the two new clinical trials for non-small cell lung cancer patients ineligible for radical chemotherapy (NSCLC) and brain metastases from non-small cell lung cancer, the ongoing glioma trial, and the new Intellimab project. Prior year costs were primarily related to the completion of the monkey toxicity study, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in diffuse intrinsic pontine glioma (DIPG).

AeroLEF
Costs associated with development activities for AeroLEF™ decreased by $304 thousand to $109 thousand and by $1.139 million to $418 thousand for the three and nine months ended March 31, 2010, respectively, compared the same periods in the prior year.  Costs in the current year were due mainly to out-licensing initiatives, analytical development, stability studies and IP management. The prior year’s costs were primarily related to the creation of a product development plan, regulatory matters, and preparation for a phase III clinical trial.

Tesmilifene
The company has ceased development spending for tesmilifene.  Current year costs for the three month and nine months periods ended March 31, 2010 were $2 thousand and $22 thousand, respectively, compared to $1 thousand and $420 thousand for the respective comparative periods which included expenses related to the completion of the TAX PK study and data monitoring.

CYT387 and CYT997
Costs associated with development activities for the CYT products were $377 thousand for the three and nine months ended March 31, 2010.  These costs are primarily attributable to clinical trial and IP costs since the date of acquisition.

General and Administrative Expenses
General and administrative expenses increased by $434 thousand to $1.624 million for the three months ended March 31, 2010 and increased by $1.577 million to $5.108 million for the nine months ended March 31, 2010, compared to the same periods in the prior year. The increase for the three and nine months ended March 31, 2010 over the comparative periods was due mainly to legal, consulting and investor relations fees related to the acquisition of Cytopia Limited.

SUMMARY OF QUARTERLY RESULTS

	Out-Licensing Revenue	Net Loss	Basic and diluted loss per common Share
March 31, 2010	$690,585	$(5,490,879)	$(0.09)
December 31, 2009	$697,583	$(3,375,537)	$(0.06)
September 30, 2009	$727,538	$(3,502,788)	$(0.06)
June 30, 2009	$719,984	$(3,264,030)	$(0.06)
March 31, 2009	$776,127	$(3,474,839)	$(0.06)
December 31, 2008	$1,832,224	$(3,174,385)	$(0.06)
September 30, 2008	$1,214,945	$(3,156,212)	$(0.06)
June 30, 2008	$1,420,484	$(2,962,900)	$(0.05)

Out-licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments.  Revenue decreased in the most recent five quarters because the revenue received for one contract was fully recognized in the quarter ended December 31, 2008 and because the recognition period for the initial payment for the license to Daiichi Sankyo was extended by 12 months effective January 1, 2009, reducing the amount recognized in the quarters following.  In the quarter ended December 31, 2008 a one-time milestone payment of US$500,000, was received and fully recognized in revenue.  The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  There have been no new out-licensing agreements signed since fiscal 2007. The Company also received royalty revenue based on a limited sales program in Europe, which began in the fourth quarter of fiscal 2008.

It is inherent in the development of drug products that planned expenditures vary depending on results achieved.  Our current plan includes continuing expenditures for nimotuzumab with our two new clinical trials in brain metastases and palliative non-small cell lung cancer being expanded into the USA and expenditures related to the development of the CYT products.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, acquisition and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.  In prior years, the Company was considered a development stage Company.

The Company’s cash requirements will be affected by the extent of its clinical trials, the results of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for products in development, and its general operating expenses.

The consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash to continue as a going concern.  The consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of US$17,499,600 (Cdn $17,895,081) and net proceeds after cash issuance costs of US$15,712,614 (Cdn $16,067,710). Each unit consisted of one common share and one-half common share purchase warrant. In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of US$171,496 (Cdn $175,371) estimated using the Black-Scholes option pricing model. Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of US$1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

The allocation of the US$1.20 unit issue price to the common shares and the one-half common share purchase warrants was based on the relative fair values of the common shares and the common share purchase warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of US$1.102 per share and the one-half common share purchase warrants were allocated a price of $0.098 per half-warrant. The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants.
As a condition of this offering, the Company agreed to restrict the use of $12.337 million of the net proceeds raised to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies, except for those activities expressly allowed under the licenses granted by the Office of Foreign Assets Control (OFAC). As at March 31, 2010, the remaining restricted proceeds were approximately $11.119 million and unrestricted cash and short-term deposits totaled approximately $36.893 million.

As at March 31, 2010 the Company had cash and short-term deposits totalling $48.012 million and accounts payables and accrued liabilities totalling $3.228 million compared to $42.051 million and $918 thousand respectively, at June 30, 2009.  The Company’s short-term deposits are bankers’ acceptances issued by Canadian Schedule A banks, maturing in less than one year. These financial instruments have been classified as held-for-trading and all gains and losses are included in the loss for the period in which they arise.

Subsequent to the end of the quarter, on April 23, 2010, the Company entered into a Sales Agreement, with Cantor Fitzgerald & Co., under which it may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an "at-the-market" equity offering program known as a Controlled Equity Offering. Cantor Fitzgerald & Co. (CF&Co) will act as sales agent for any sales made under the Controlled Equity Offering. The common shares will be sold at market prices prevailing at the time of a sale (if any) of the common shares or at prices negotiated with CF&Co, and, as a result, prices may vary as between purchasers and during the period of the offering. The Company is not required to sell any of the reserved shares at any time during the term of the Controlled Equity Offering, which extends until October 16, 2011, and the Sales Agreement does not prohibit the Company from conducting additional financings.  There are no stand-by fees for having established the arrangement.  CF&Co will receive a cash fee equal up to but not exceeding 5.0% of the first aggregate gross proceeds of US$5 million and thereafter 3% of the gross proceeds realized from the sale of common shares for services rendered in connection with the offering.  The total expenses of this offering, excluding CF&Co’s fee, will be approximately US$175,000.

Management believes that the cash and short-term deposits at March 31, 2010 are sufficient to support the Company’s activities beyond the next twelve months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the principal beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of March 31, 2010 no amounts were owing and the amount of future fees thereon, if any, is not determinable.

In November 2007, the Company entered into a contract for services of a clinical research organization (“CRO”), relating to a pediatric pontine glioma clinical trial for nimotuzumab in the U.S. at a cost of approximately $1.415 million (U.S. $1.348 million) of which approximately $1.299 million has been paid as at March 31, 2010 and the remaining $116 thousand has not yet been incurred. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in metastases to the brain from NSCLC at a cost of $1.161 million, of which approximately $602 thousand has been incurred as at March 31, 2010 and the remaining $559 thousand is yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy and costs approximately $1.500 million, of which approximately $818 thousand has been incurred as at March 31, 2010 and the remaining $682 thousand is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into numerous additional contracts for pre-clinical and other studies, none of which individually exceed $1 million, totaling approximately $5.247 million of which $2.129 million has been incurred as at March 31, 2010 and the remaining $3.118 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of nimotuzumab and the two Cytopia products CYT387 and CYT997.  There are also ongoing activities directed at out-licensing commercial rights for nimotuzumab and AeroLEF as well as in evaluating new products to in-license.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures, and therefore liquidity and capital resources, vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors discussed in Schedule A of this MD&A. These risk factors include: (i) dealing with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products; (ii) having few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if the Company will become profitable; (iii) depending upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that the Company can continue to identify and license molecules for development; (iv) depending upon others for the manufacture, development and sale of our products. If the Company is unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of  products; (v) expecting to enter into out-licensing agreements with others with respect to the manufacturing and marketing of the Company’s drug products. The Company may retain co-development and marketing rights if management determines it appropriate to do so; (vi) lack of experience in commercial manufacturing of products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing; (vii) dependence on devices from third parties in order to successfully commercialize AeroLEF; (viii) The Drug Enforcement Administration limits the availability of the active ingredients in certain of our current drug candidates and, as a result, the Company’s quota may not be sufficient to complete clinical trials, or to meet commercial demand or may result in clinical delays; (ix) dependence on licenses from third parties and the maintenance of licenses is necessary for the Company’s success; (x) although all of the funds advanced to the Company’s joint venture subsidiaries have been expensed, the Company is only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances; (xi) reliance on licensors and others for research on new products; (xii) conducting our development internationally and are subject to laws and regulations of several countries which may affect the Company’s ability to access regulatory agencies and may affect the enforceability and value of the Company’s licenses; (xiii) the Company conducts in-licensing internationally and currently owns or licenses products and technologies from sources in Canada and Cuba. The Company has previously licensed, and intends to and may license, products from sources in other jurisdictions; (xiv) the Company expects to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors; (xv) the Company may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all; (xvi) operating results and stock price may fluctuate significantly; (xvii) there is no assurance that an active trading market in the Company’s common shares will be sustained; (xviii) susceptible to general economic conditions; (xiv) if clinical testing of the Company’s drug products do not produce successful results, the Company will not be able to commercialize products; (xx) competitors develop and market products that are more effective than the Company’s existing product candidates or any products that the Company may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive; (xxi) subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of product candidates; (xxii) changes in government regulations although beyond the Company’s control could have an adverse effect on business; (xxiii) success depends upon the Company’s ability to protect intellectual property and proprietary technology; (xxiv) potential involvement in intellectual property litigation could negatively affect business; (xxv) Product liability claims are an inherent risk of the Company’s business, and if the clinical trial and product liability insurance prove inadequate, product liability claims may harm business.

OUTLOOK

The business of YM is the identification, licensing, acquisition, and further development of products it believes to have the prospect for utility in human health. The Company is continually evaluating the economic and prospective viability of its various products. YM’s majority-owned joint venture, CIMYM BioSciences Inc., is the licensee for nimotuzumab for Western and Eastern Europe, North America, and Japan as well as Australia, New Zealand, Israel and certain Asian and African countries.  YM owns AeroLEF®, another product in development, outright and also owns YM BioSciences Australia Ltd., which owns two products in clinical development, CYT387 and CYT997.

In March 2010, YM issued 14,583,000 units comprised of one common share and one half common share purchase warrants for proceeds of US$17.5 million.

Data from the JAK 1/2 targeting molecule, CYT387, in its Phase I/II trial at Mayo Clinic is anticipated in 2H 2010 and the data from its IV and orally-available vascular disrupting agent, CYT997, also in clinical trials, are expected during 2010.

FDA clearance for YM’s randomized, Phase II, double-blind trials in metastases to the brain from non-small cell lung cancer (NSCLC) and in NSCLC patients ineligible for curative treatment who are being treated palliatively was received in January 2010 for the trials that had previously been initiated in Canada; recruitment commenced in March 2009 in palliative NSCLC and in September 2009 for the brain metastases trial. A Phase II, second-line, single-arm trial in children with progressive diffuse intrinsic pontine glioma (DIPG) is ongoing at multiple sites in the US, Canada, and Israel.

Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, initiated a randomized trial with nimotuzumab in gastric cancer, together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in Korea, which they report completed recruitment in calendar 2009, and Daiichi also launched a Phase II trial in first-line NSCLC for which completion of recruitment is reportedly expected in the first half of 2010. Data on both trials is expected during 2010.

Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported acceptance of its submission of a Pediatric Investigative Program (PIP) by the Pediatric Committee (PDCO) of the EMEA on December 23, 2009. This follows the completion of recruitment in a single-arm, Phase III trial of nimotuzumab as first-line therapy in combination with radiotherapy for DIPG in August 2007. The preliminary data from this trial was released at ASCO in 2008 and was expanded on at the annual international pediatric oncology forum, SIOP, held in São Paulo, Brazil in October 2009. OSAG reports that it plans to pursue a submission for marketing authorization and also that it has completed recruitment in a Phase III trial in adult glioma patients and continues to recruit patients into a Phase IIb/III trial in pancreatic cancer patients. Data from the adult glioma trial are expected in 2010.

Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, has reported marketing approval in the Philippines and Indonesia. In January 2009, the National Cancer Centre of Singapore (NCCS) announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to the on-going NCCS Phase II trial in locally advanced head and neck cancer and the initiation of a Phase II trial in cervical cancer being conducted by IGK.

At March 31, 2010, nimotuzumab is reportedly being tested in 35 clinical trials worldwide having completed 25 trials to date for a total of 60.  Eleven of these ongoing trials are Phase II and Phase IIIs being conducted by YM and our four licensees. CIMAB S.A. (CIMAB) reports that approximately 10,000 patients have been treated with nimotuzumab in clinical trials, commercial sales and through compassionate use or Expanded Access Programs.

In August 2009, YM received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) to further develop, nimotuzumab for patients in the United States. YM cleared two protocols at the FDA to include US citizens in the YM-led randomized, double-blind Phase II trial of nimotuzumab in NSCLC patients ineligible for radical chemotherapy and the parallel, YM-led, Phase II trial in patients with brain metastases from NSCLC.  Development plans may also include extending other trials being conducted worldwide into the US, such as the multinational 710-patient Phase III trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer.

YM has also applied to OFAC for a license to permit activities related to partnering, licensing or otherwise commercializing nimotuzumab in order to more rapidly advance its pivotal stage development. Licenses containing permission for commercial activity have been previously granted by OFAC to two companies seeking to commercialize Cuban-origin therapeutics in the US although only YM proceeded into the clinic subsequent to issuance of an OFAC license.

For Fiscal 2010, YM BioSciences anticipates further important data concerning nimotuzumab’s clinical utility from completed trials and continued differentiation from the other marketed drugs in its class.

A presentation of 48-month survival data for patients treated for locally advanced head and neck cancer in a Phase IIb trial known as “BEST” was made at the ASTRO Annual Meeting in Chicago on November 2, 2009.  Survival of patients treated with chemo-radiation and nimotuzumab was 48 months compared to 31 months with chemo-radiation alone demonstrating that nimotuzumab is both active and effective in a randomized trial. Nimotuzumab also produced a survival advantage when added to radiation over radiation alone.

Anticipated clinical data include:
•	Nimotuzumab Phase II (Japan) gastric cancer data in 2010
•	Nimotuzumab European Phase III adult glioma data in 2010
•	Nimotuzumab North American Phase II pediatric glioma data in 2010
•	Nimotuzumab Phase II (Japan) first-line non-small cell lung cancer date in 2010
•	CYT387 US data in myeloproliferative neoplasms in its Phase I/II trial at Mayo Clinic is anticipated in 2H 2010
•	CYT997 Australia data from patients with glioma treated with CYT997 and carboplatin in 2010

After consulting with regulatory bodies in Europe and Canada, YM continues discussing the readiness of AeroLEF for late-stage trials to identify its best options for aggressive development and partnering of this unique approach to the use of opioids. Further development of this product will depend upon partnering or cost-sharing for its pivotal clinical trials.

While expenditures will increase with additional clinical activity we believe YM has the resources to permit the completion of the program designed to support marketing authorization for nimotuzumab, for the continued development of CYT387 and CYT997 as well as AeroLEF.

ACQUISITION OF CYTOPIA

On January 29, 2010, the Company acquired Cytopia, a clinical-stage, drug development company based in Melbourne, Australia. The Company applied the acquisition method of accounting for the business combination.

The purchase price, determined by the fair value of the consideration given at the date of acquisition, and the fair value of the assets acquired and liabilities assumed on the date of acquisition was as follows:

Fair value of consideration paid:
7,276,688 common shares of YM	$12,515,903
138,442 stock options of YM	126,000
$12,641,903

Assets acquired:
Cash	$909,579
Accounts receivable	187,186
Property and equipment	10,573
Intangible assets	13,524,054
14,631,392
Liabilities assumed:
Accounts payable and accrued liabilities	(1,989,489

Net assets acquired	$12,641,903

This transaction was conducted by a Scheme of Arrangement (the "Arrangement") whereby the Company acquired all of the issued shares and options in Cytopia. The terms of the Arrangement were as follows:

(a)
Cytopia shareholders received 0.0852 common shares of the Company for each Cytopia common share held at the record date. This resulted in the issuance of a total of 7,215,053 common shares of the Company, based on the number of Cytopia common shares outstanding on the date of the Arrangement.

(b)
The holders of Cytopia partly paid shares received 61,635 common shares of the Company and 138,442 fully vested stock options in the Company as consideration for the exchange of their partly paid shares.

The value of the Company's common shares issued was determined using the closing price of the Company's common shares on the Toronto Stock Exchange on the acquisition date of January 29, 2010 of $1.72. The $126,000 value of the stock options issued to holders of Cytopia partly paid shares was determined using the Black-Scholes option pricing model.

Cytopia option holders received 225,950 fully vested YM stock options in consideration for the cancellation of their Cytopia options. The value of these stock options of $57,000 was recorded in stock-based compensation expense.

For the three and nine months ended March 31, 2010, the Company incurred $178,000 and $800,000 of acquisition costs for Cytopia, respectively, which were included in general and administrative expenses.

The assets and liabilities and revenues and expenses of Cytopia have been included in the consolidated financial statements of the Company from the date of acquisition, January 29, 2010. From January 30, 2010 to March 31, 2010, the total revenue and loss of Cytopia included in the consolidated financial statements was $11,561 and $631,238, respectively.

Supplemental financial information presented below summarizes selected results of operations on a pro forma basis as though the acquisition of Cytopia occurred as of the beginning date of the current period (July 1, 2009). This pro forma information is for informational purposes only and does not purport to represent what the results of operations for the period presented would have been had the acquisition of Cytopia occurred at the beginning of the period, or to project the results of operations for any future period.

The pro forma condensed combined revenue and loss for the nine months ended March 31, 2010, had the acquisition date been July 1, 2009, was $2,135,856 and $18,436,906, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information.  Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of Delex in May 2005 and Cytopia in January 2010. The Delex intangible assets are amortized on a straight-line basis over the estimated time to market of seven years for technologies acquired, while the Cytopia intangible assets are amortized on a straight-line basis over the estimated time to partner of three years for technologies acquired. The estimated useful lives of the intangible assets are considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed when incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock-based payments using the fair value method and uses the Black-Scholes option pricing model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares, the expected life of the options and expected forfeitures.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credits, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

ACCOUNTING POLICIES

The following new accounting pronouncements were adopted July 1, 2009:

Goodwill and Intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets and was adopted effective July 1, 2009.  The adoption of this change did not have an impact on the consolidated financial statements.

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued Section 1582 Business Combinations, to replace Section 1581 Business Combinations, which aligns this section with International Financial Reporting Standard IFRS 3, "Business Combinations"; Section 1602 Non-controlling Interests which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, “Consolidated and Separate Financial Statements”; and Section 1601 Consolidated Financial Statements which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011, however, earlier adoption is permitted if all sections are adopted together. As a result of the acquisition of Cytopia Limited and given current differences among Canadian GAAP, IFRS and US GAAP, the company has elected to early adopt these sections effective July 1, 2009. One of the impacts of adopting Section 1582 is that acquisition costs for business combinations are expensed in the statement of operations rather than capitalized as a part of the net assets of the acquired company. For the three and nine months ended March 31, 2010, acquisition costs included in general and administrative expenses were $178 thousand and $800 thousand, respectively. Section 1582 also requires supplemental pro forma disclosures of consolidated operating results of the company and the acquired entity.

Financial Instruments
In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments.  The adoption of this change did not have an impact on the consolidated financial statements.

The following new accounting pronouncements have been issued and are not yet effective:

International financial reporting standards
The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011.  The Company’s plan will assess the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting.  The company has completed an initial assessment of the differences between IFRS and Canadian GAAP and identified the only significant measurement difference is in the accounting for stock-based compensation expenses.  Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period.  YM stock options generally vest one third immediately and one third on each of the first and second anniversaries.  YM currently expenses one third of the fair value immediately and two thirds equally over 24 months.  IFRS requires one third of the fair value to be expensed immediately, one third equally over 12 months and one third equally over 24 months.  The impact on the consolidated financial statements as at June 30, 2009 would be an increase in the net loss for the year ended June 30, 2009 of approximately $195,000 with a corresponding increase in equity of the same amount.  YM is in the process of detailed review, documentation and selection of accounting policy choices, and is evaluating the effect the adoption of the standards will have on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of March 31, 2010 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the quarter ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2009, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the quarter ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

As at March 31, 2010:	Amount	Number
Common shares	$200,168,284	77,849,623
Warrants	$1,473,246	8,166,480

Note 1: In addition to the 77,849,623 shares outstanding, 2,380,953 shares were held in escrow to be released contingent upon the completion of certain milestones.  These milestones were not met by the escrow deadline of May 2, 2010, and the shares were returned to the Company for cancellation.

Note 2:  If all warrants were to be exercised, 8,166,480 shares would be issued for total proceeds of $13,066,368.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .

Schedule A

Risks Related To Our Business

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in a product. Accordingly, we have not generated any significant revenues from the product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

As at March 31, 2010, we had an accumulated deficit of $158,621,155 million. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own.  Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them. We have negotiated certain in-licensing agreements with the University of Manitoba, CancerCare Manitoba, Vincent Research and Consulting, and CIMAB, S.A., a Cuban company responsible for commercializing products developed at the Centro de Inmunología Molecular (Center for Molecular Immunology) in Havana, Cuba (“CIMAB”). In addition, AeroLEF® technology was developed at Dalhousie University in Halifax, Nova Scotia.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements with, and are dependent on others with respect to, the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, and the development of additional regulatory and marketing information. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. The formulation of AeroLEF is manufactured for us by Dalton Pharma Services in Toronto, Canada in quantities sufficient for clinical trials.  YM has not yet identified an importer in the European Union to test, certify or release either clinical or commercial supplies.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

There can be no assurance that we will be successful in maintaining our relationships with research institutions or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected.

We have no experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner.  In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters.  AeroLEF (which is owned by us) is a combination of free and liposome-encapsulated fentanyl. The drug product is manufactured, finished, and vials are filled, in quantities sufficient for clinical testing. AeroLEF is currently delivered through a patient-activated nebulizer known as AeroEclipse® and the devices are purchased by us to be used in clinical trials. The manufacturing processes for both AeroLEF drug product and the AeroEclipse® device are such that we expect that commercial quantities of both can be manufactured.  If the current AeroLEF supplier cannot manufacture commercial quantities or we otherwise experience a problem with the current supplier, it will be necessary for us to obtain AeroLEF from a second supplier.  The manufacture of AeroLEF has been successfully transferred to a second manufacturing source in the US which may provide clinical material as well as future commercial supply.  We do not have supply agreements with the third-party suppliers of AeroLEF, but suppliers have produced quantities for us to specification on purchase order. We expect that we could find new suppliers for AeroLEF, if necessary. There can be no assurance, however, that we will be able to reach satisfactory arrangements with our current suppliers or, if necessary, new suppliers or that such arrangements for either AeroLEF or an alternative nebulizing device will be successful. The Corporation has not clinically tested any nebulizers appropriate for the out-patient market and it is not known whether any of the products in this category currently available could be purchased at an economic price or whether the combination of AeroLEF in a portable electronic nebulizer would be safe or effective. All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We are dependent on devices from third parties in order to successfully commercialize AeroLEF.

Third-party devices will be an important element for successful commercialization of AeroLEF in both the inpatient and out-patient settings.

We have selected the AeroEclipse® inhalation device for our Phase II clinical studies for the in-patient indications for AeroLEF and anticipate using the AeroEclipse for further clinical studies for the in-patient market opportunity. Material changes to the AeroEclipse device by the manufacturer or a decision to switch to an alternative inhalation device would likely delay the initiation of later stage clinical trials. Switching after the initiation of Phase III studies, however, would require additional clinical trials and could delay the commercialization of AeroLEF. Currently, YM purchases the AeroEclipse devices and it does not have a defined supply agreement.

While in-patient use of AeroLEF, in the hospital or hospice setting, is accomplished with existing equipment such as the AeroEclipse, out-patient use will require a portable nebulization device. Several devices currently exist and are otherwise approved for use with certain respiratory agents (bronchodilators, antibiotics, steroids).  We have established criteria to evaluate and identify the best devices for use with AeroLEF. Although we would prefer to access these devices on an arms-length basis from the manufacturer, we will explore the benefits of a strategic partnership that could provide for custom adaptations to optimize product delivery, lower prices or other benefits.

The Drug Enforcement Administration limits the availability of the active ingredients in certain of our current drug candidates and, as a result, our quota may not be sufficient to complete clinical trials, or to meet commercial demand or may result in clinical delays.

The DEA and similar opioid-regulating agencies of other countries regulate chemical compounds defined as Schedule I, II, III, IV and V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Certain active ingredients in AeroLEF, such as fentanyl, are listed by the DEA as Schedule II under the Controlled Substances Act of 1970. Consequently, their manufacture, research, shipment, storage, sale and use are subject to a high degree of oversight and regulation. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription. Further, the amount of Schedule II substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand. There is a risk that DEA regulations may interfere with the supply of the drugs used in our clinical trials, and, in the future, our ability to produce and distribute our products in the volume needed to meet commercial demand. Manufacturers for this product are limited because only those holding a DEA license to manufacture Schedule II compounds may be considered.

We are dependent on licenses from third parties and the maintenance of licenses is necessary for our success.

We have obtained our rights to the licensed products under license agreements from various third party licensors as follows:

(a)	License Agreement between CIMAB and the Company dated May 3, 1995 as amended with respect to nimotuzumab; and

(b)	TGFα vaccine and HER-1 vaccine dated January 24, 2001; and

(c)
License Agreement between the Company, the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as CancerCare Manitoba, dated November 2, 2000 with respect to tesmilifene.

As we own AeroLEF, there are no license terms.

We depend upon the license rights to the licensed products for commercialization of the licensed products. While we believe we are in compliance with our obligations under the licenses, certain licenses may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that the licenses are enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license. Terms of certain remaining licenses are to be determined at a later date. The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the US and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences Inc. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

The Company advances funds to CIMYM BioSciences to fund its operations. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

We are reliant on licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 countries including Canada, across the United Kingdom, the European Union, Japan, Germany, India, Indonesia, Korea, Russia and the US and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country.  In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The US has maintained an embargo against Cuba, administered by the US Department of Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from the US Department of Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The US embargo could have the effect of limiting our access to US capital, US financing, US customers and US suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the US unless the US Department of Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. However, there can be no assurance that this is correct.

Risks Related To Our Financial Results And Need For Financing

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

We will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% of the average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US shareholder holds our common shares, it would likely result in materially adverse US federal income tax consequences for such US shareholder, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US shareholders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a PFIC, or that the Company will supply US shareholders with the information that such US shareholders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules. The PFIC rules are extremely complex. A US shareholder of our common shares is encouraged to consult a tax advisor regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at March 31, 2010 we had cash and short-term deposits totalling $48.0 million and accounts payables and accrued liabilities of $3.2 million.

We assess our additional funding needs on a project-by-project basis from time-to-time. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favorable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the US or other territories, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the TSX and the NYSE Amex. However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

We are susceptible to general economic conditions

The year 2008 was marked by global economic turmoil. Economic conditions worsened over the course of the year and into 2009. Recent economic projections by various governmental and other agencies have predicted that negative economic conditions may continue throughout 2010. General economic conditions may have a significant impact on YM, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

Risks Related To Our Industry

If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. We consider our main competitors to be: Amgen, AstraZeneca, BMS, Roche, Eli Lilly, Genentech, Genmab, Merck KGaA and OSI with respect to nimotuzumab. The main competitors, to our knowledge, for the AeroLEF product are Cephalon, Endo, Akela, Alexza, Aradigm, Teva, BDSI, Paion and Alza.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products.  The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the US, is a long and costly process that is controlled by that particular country’s national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMEA and in the US it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe, or the US does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to good manufacturing practices during production and storage, and control of marketing activities, including advertising and labelling.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. Nimotuzumab has been cleared for testing in the US, Canada, Europe, Japan, Korea, and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the US. It is in Phase II and III trials in certain of those territories. Trials of AeroLEF have concluded a Phase I, IIa and IIb in Canada, a Phase II has been cleared for initiation in the US and a Phase III is currently being designed.

Nimotuzumab, which is being developed in Canada, the US, Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by YM is also being separately developed, tested, or marketed in Argentina, Brazil, China, Colombia, Cuba, India, and Peru, amongst others. The US established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the US Department of State as being a state sponsoring terrorism. As such the US Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although, as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that the Company will be able to complete clinical testing in the US or obtain OFAC or final regulatory approval in order to successfully commercialize nimotuzumab in the US. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the US and received clearance for this trial from the FDA in certain of these territories following the fiscal 2007 year end. In August 2009, we received an expected but important clearance from the US Treasury department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any cancer indication.

There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in government regulations although beyond our control could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Canada, Cuba, India, Italy, Japan, Korea, Germany, the US, the United Kingdom, countries in Southeast Asia, and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

Risks Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on our ability and our licensors’ ability to obtain patents, maintain trade secrets protection, and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products, or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties, or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with nimotuzumab, AeroLEF, CYT387, CYT997, and tesmilifene. The following is a description of our key current and pending patents in connection with these drug products.

Nimotuzumab

CIMYM is the exclusive licensee for particular territories including the US under a patent estate that includes composition of matter coverage for nimotuzumab, and further includes coverage for nimotuzumab-based formulations and end-uses in the treatment of EGFR-dependent cancers. Patents are granted in the US, Europe, Japan, and Canada.

CIMYM’s key US patent, US 5,891,996 expires in November 2015, and term extensions of up to five years may be available under the Patent Term Restoration Act. The same term and extension apply also to the key European patent, EP 712863.

There may also be risks related to nimotuzumab as our license originates from Cuba.  Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

AeroLEF®

The AeroLEF product is described in four patent families. We own key patents, expiring in 2014, claiming a method of administering systemic analgesia by inhaling free and liposome-encapsulated opioid analgesic. North American coverage includes a reissued US patent and a Canadian patent. We also own two US applications with counterpart PCT applications now filed in all countries of interest.  The term of patents issuing from these applications expires in 2024.  These applications claim the formulation for use in a method comprised of continuously inhaling the formulation to deposit at least one rapid-onset opioid and one sustained-effect opioid in the lungs to avoid the onset of side effects. The patent has been accepted in Europe, and is validated in all important European countries. Another PCT application, now filed in all countries of interest and entitled “Stable Compositions”, claims the manufacturing method and other physical characteristics of the formulation.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10 million per claim and a policy aggregate of $10 million (except for AeroLEF which has a limit of $5 million per claim and a policy aggregate of $5 million). We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise indicated)

	March 31,	June 30,
	2010	2009
	(Unaudited)

Assets

Current assets:
Cash	$27,862,417	$2,337,716
Short-term deposits	20,149,367	39,713,042
Accounts receivable	390,714	564,584
Prepaid expenses	129,589	352,850
	48,532,087	42,968,192

Property and equipment	95,794	96,876

Intangible assets	14,982,168	3,004,868

	$63,610,049	$46,069,936

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,084,901	$431,028
Accrued liabilities	2,142,707	486,723
Deferred revenue	1,527,596	2,549,568
	4,755,204	3,467,319

Deferred revenue	2,031,888	2,898,292

Shareholders' equity:
Share capital	200,168,284	172,921,153
Share purchase warrants	1,473,246	-
Contributed surplus	13,802,582	13,035,123
Deficit	(158,621,155)	(146,251,951)
	56,822,957	39,704,325

Basis of presentation
Commitments
Subsequent event

	$63,610,049	$46,069,936

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations, Comprehensive Income and Deficit
(Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended		Nine months ended
	March 31,		March 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Out-licensing revenue	$690,585	$776,127	$2,115,706	$3,823,296
Interest income	18,901	201,635	51,194	1,009,323
	709,486	977,762	2,166,900	4,832,619

Expenses:
Licensing and product development	4,526,244	3,259,177	9,335,238	11,525,789
General and administrative	1,623,900	1,190,039	5,107,662	3,530,626
	6,150,144	4,449,216	14,442,900	15,056,415

Loss before the undernoted	(5,440,658)	(3,471,454)	(12,276,000)	(10,223,796)

Gain (loss) on foreign exchange	(39,418)	51,122	(73,295)	143,009
Loss on short-term deposits	(10,803)	(54,507)	(19,909)	(31,789)
Other income	-	-	-	307,140

Loss and comprehensive loss for the period	(5,490,879)	(3,474,839)	(12,369,204)	(9,805,436)

Deficit, beginning of period	(153,130,276)	(139,513,082)	(146,251,951)	(133,182,485)

Deficit, end of period	$(158,621,155)	$(142,987,921)	$(158,621,155)	$(142,987,921)

Basic and diluted loss per common share	$(0.09)	$(0.06)	$(0.21)	$(0.18)

Weighted average number of common shares outstanding	64,286,027	55,835,356	58,639,741	55,835,356

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.	2,380,953	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended		Nine months ended
	March 31,		March 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(5,490,879)	$(3,474,839)	$(12,369,204)	$(9,805,436)
Items not involving cash:
Amortization of property and equipment	14,708	19,806	48,291	57,282
Amortization of intangible assets	1,016,482	265,135	1,546,753	795,406
Loss on short-term deposits	10,803	56,219	19,909	33,501
Stock-based compensation	179,394	195,023	694,084	574,579
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	250,722	255,258	584,317	(45,639)
Accounts payable, accrued liabilities and deferred revenue	(840,332)	(767,508)	(1,568,007)	(3,036,153)
	(4,859,102)	(3,450,906)	(11,043,857)	(11,426,460)

Financing activities:
Issuance of common shares on exercise of options	21,550	-	84,139	-
Net proceeds from issuance of shares and warrants	16,067,710	-	16,067,710	-
	16,089,260	-	16,151,849	-

Investing activities:
Short-term deposits, net	(14,986,525)	4,233,479	19,543,766	17,259,293
Additions to property and equipment	(19,099)	(19,114)	(36,636)	(34,150)
	(15,005,624)	4,214,365	19,507,130	17,225,143

Increase (decrease) in cash	(3,775,466)	763,459	24,615,122	5,798,683

Net cash assumed on acquisition	909,579	-	909,579	-

Cash, beginning of period	30,728,304	8,154,413	2,337,716	3,119,189

Cash, end of period	$27,862,417	$8,917,872	$27,862,417	$8,917,872

Supplemental disclosure of non-cash transactions:
Issuance of common shares on acquisition of Cytopia Limited	$12,515,903	$-	$12,515,903	$-
Issuance of stock options on acquisition of Cytopia Limited	126,000	-	126,000	-
Issuance of broker warrants	175,371	-	175,371	-

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for unaudited interim consolidated financial statements which, except as described in note 12, conform in all material respects to accounting principles generally accepted in the United States ("U.S. GAAP").  Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2009.  These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2009, except as disclosed in notes 2 and 12(d).

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented.  Operating results for the three months and nine months ended March 31, 2010 are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2010.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations.  Management has assessed the Company's ability to continue as a going concern.  Since inception, the Company has concentrated on product licensing and development.  It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

1.	Basis of presentation (continued):

Taking into consideration the cash and short-term deposits, management has determined that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

2.	Significant accounting policies:

(a)	New accounting pronouncements:

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended June 30, 2009, except for the following new accounting pronouncements, which were adopted effective July 1, 2009:

(i)	Goodwill and intangible assets:

In February 2008, The Canadian Institute of Chartered Accountants ("CICA") issued Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this change did not have an impact on the Company's unaudited interim consolidated financial statements.

(ii)	Financial instruments:

In June 2009, the CICA issued amendments to Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments.  The adoption of this change did not have an impact on the Company's unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

2.	Significant accounting policies (continued):

(iii)	Business combinations, consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1582, Business Combinations ("Section 1582"), to replace Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Section 1600, Consolidated Financial Statements.  These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.  As a result of the acquisition of Cytopia Limited ("Cytopia") and given current differences among Canadian GAAP, International Financial Reporting Standards ("IFRS") and U.S. GAAP, the Company has elected to early adopt these sections effective July 1, 2009.  One of the impacts of adopting Section 1582 is that acquisition costs for business combinations are expensed in the statement of operations rather than capitalized as a part of the net assets of the acquired company.  For the three and nine months ended March 31, 2010, acquisition costs included in general and administrative expenses were $178,000 and $800,000, respectively.  Section 1582 also requires supplemental pro forma disclosures of consolidated operating results of the Company and the acquired entity (notes 11 and 12(e)).

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

2.	Significant accounting policies (continued):

(b)	Accounting policies issued but not yet adopted:

International financial reporting standards:

The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011.  The Company's plan will assess the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting.  systems, and internal control over financial reporting.  The Company has completed an initial assessment of the differences between lFRS and Canadian GAAP and identified the only significant measurement difference is in the accounting for stock-based compensation expenses.  Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period.  The Company's stock options generally vest one-third immediately and one-third on each of the first and second anniversaries.  The Company currently expenses one-third of the fair value immediately and two-thirds equally over 24 months.  lFRS requires one-third of the fair value to be expensed immediately, one-third equally over 12 months and one-third equally over 24 months.  The impact on the consolidated financial statements as at June 30, 2009 would be an increase in the net loss for the year ended June 30, 2009 of approximately $195,000 with a corresponding increase in equity of the same amount.  The Company is in the process of detailed review, documentation and selection of accounting policy choices, and is evaluating the effect the adoption of the standards will have on its consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

3.	Cash and short-term deposits:

As a condition of the March 10, 2010 prospectus financing, the Company agreed to restrict use of $12.337 million of the net proceeds raised to fund drug development activities not related to Cuba or for general purposes not related to the Cuban licensed products and technologies, except those activities expressly consented under the licenses granted by the U.S. Office of Foreign Asset Control.  As at March 31, 2010, the remaining restricted proceeds were approximately $11.119 million and unrestricted cash and short-term deposits totalled approximately $36.893 million.

Cash is on deposit with Canadian Schedule A banks.

The Company's short-term deposits are bankers' acceptances issued by Canadian Schedule A banks, maturing in less than one year.

4.	Intangible assets:

			March 31,			June 30,
			2010			2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Acquired technologies:
AeroLef	$7,348,185	$5,138,735	$2,209,450	$7,348,185	$4,343,317	$3,004,868
CYT 387 and CYT 997 (note 11)	13,524,054	751,336	12,772,718	–	–	–
	$20,872,239	$5,890,071	$14,982,168	$7,348,185	$4,343,317	$3,004,868

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

5.	Share capital:

Issued:

	Number of
	shares	Amount

Common shares:

Balance, June 30, 2009	55,835,356	$172,921,153
Issued on exercise of options	9,149	19,187

Balance, September 30, 2009	55,844,505	172,940,340
Issued on exercise of options	102,330	82,800

Balance, December 31, 2009	55,946,835	173,023,140
Issued on exercise of options	43,100	34,777
Issued on acquisition of Cytopia (note 11)	7,276,688	12,515,903
Issued pursuant to prospectus offering (a)	14,583,000	14,594,464

Balance, March 31, 2010	77,849,623	$200,168,284

(a)
On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of U.S. $17,499,600 (Cdn. $17,895,081), resulting in net cash proceeds of U.S. $15,712,614 (Cdn. $16,067,710).  Each unit consisted of one common share and one-half common share purchase warrant.  In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of U.S. $171,496 (Cdn. $175,371), estimated using the Black-Scholes option pricing model.  Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of U.S. $1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

5.	Share capital (continued):

The allocation of the U.S. $1.20 unit issue price to the common shares and the one-half common share purchase warrants was based on the relative fair values of the common shares and the common share purchase warrants.  The fair value of the warrants was determined using the Black-Scholes option pricing model.  The common shares were allocated a price of U.S. $1.102 per share and the one-half common share purchase warrants were allocated a price of $0.098 per half-warrant.  The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants.  Accordingly, U.S. $14,271,927 (Cdn. $14,594,464) was allocated to common shares and U.S. $1,440,687 (Cdn. $1,473,246) to common share purchase warrants, net of issue costs.  Assumptions used to determine the value of the common share purchase warrants and the agents' compensation warrants were: dividend yield 0%; risk-free interest rate 2.6%; expected volatility 25%; and average expected life of 60 months.

(b)
At March 31, 2010, 2,380,953 (June 30, 2009 - 2,380,953) common shares were held in escrow for contingent payments related to the Delex Therapeutics Inc. ("Delex") acquisition.  Subsequent to the end of the quarter, these shares were returned to the Company for cancellation because the milestones were not met by May 2, 2010.

6.	Share purchase warrants:

In connection with the March 10, 2010 financing, the Company issued 8,166,480 common share purchase warrants with an exercise price of U.S. $1.60 per common share.  The warrants may be exercised at any time from September 10, 2010 to their expiry on March 10, 2015.

		Weighted
		average
	Number	exercise price		Amount
Outstanding, June 30, 2009 and December 31, 2009	–	U.S. $	–	$–
Issued pursuant to prospectus offering (note 5(a))	8,166,480		1.60	1,473,246
Outstanding, March 31, 2010	8,166,480	U.S. $	1.60	$1,473,246

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

7.	Contributed surplus:

Balance, June 30, 2009	$13,035,123
Stock-based compensation	396,644
Exercise of options	(7,763)

Balance, September 30, 2009	13,424,004
Stock-based compensation	118,046
Exercise of options	(31,635)

Balance, December 31, 2009	13,510,415
Stock-based compensation	179,394
Exercise of options	(13,227)
Options issued on acquisition of Cytopia (note 11)	126,000

Balance, March 31, 2010	$13,802,582

8.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.  As at March 31, 2010, the option exercise prices range from $0.50 to $15.27.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended		Nine months ended
	March 31,		March 31,
	2010	2009	2010	2009

Number of options issued	379,392	110,000	1,136,892	2,114,250
Risk-free interest rate	0.5% - 3.3%	1.9% - 2.3%	0.5% - 3.3%	1.9% - 3.3%
Volatility factor	83% - 115%	80% - 87%	83% - 115%	68% - 87%
Expected life options	0 - 7 years	7 years	0 - 7 years	4 - 7 years
Vesting period (months)	0 - 24	0 - 24	0 - 24	0 - 24
Weighted average fair value of options granted	$0.52	$0.31	$0.96	$0.31
Fair value of options granted	$195,391	$33,708	$1,095,409	$660,001

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

8.	Stock-based compensation (continued):

Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months and nine months ended March 31, 2010 for stock-based employee compensation awards was $179,394 and $694,084 (three months and nine months ended March 31, 2009 - $195,023 and $574,579), respectively.  The fair value of options granted is being expensed over the vesting period of the options.

As at March 31, 2010, total compensation cost related to non-vested awards not yet recognized was $477,128 and the weighted average period over which it is expected to be recognized was 1.27 years.  As at March 31, 2010, the Company has 4,824,115 stock options that have been authorized but not granted.

Stock options:

The following table reflects the activity under the stock option plan for the three months and nine months ended March 31, 2010 and the stock options outstanding at the end of the period:

		Weighted
		average
	Number	exercise price

Outstanding, June 30, 2009	6,563,615	$2.08
Granted	757,500	1.58
Expired	(108,351)	1.22
Exercised	(9,149)	1.25

Outstanding, September 30, 2009	7,203,615	2.04
Expired	(217,734)	2.89
Exercised	(102,330)	0.50

Outstanding, December 31, 2009	6,883,551	2.04
Granted	379,392	7.93
Expired	(9,372)	6.11
Exercised	(43,100)	0.50

Outstanding, March 31, 2010	7,210,471	2.35

Exercisable, March 31, 2010	6,049,699	$2.61

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

9.	Out-licensing revenue:

The following table reflects revenue from out-licensing agreements entered into with third parties for the development of the Company's products:

					Revenue recognized
			Deferred revenue		Three months ended		Nine months ended
Date of		Initial	March 31,	June 30,	March 31,		March 31,
agreement	Product	license fee	2010	2009	2010	2009	2010	2009

November 3, 2006	Tesmilifene	$230,400	$–	$120,400	$103,600	$8,400	$120,400	$25,200
July 25, 2006	Nimotuzumab	16,226,950	3,555,804	5,179,975	380,976	621,597	1,624,171	2,649,966
January 20, 2006	Nimotuzumab	1,152,788	–	–	–	–	–	192,131
August 30, 2005	Nimotuzumab	441,792	3,680	6,995	1,106	1,105	3,315	56,329
January 26, 2005	Tesmilifene	620,311	–	140,490	124,764	9,573	140,490	28,718
Royalty and miscellaneous revenue	Nimotuzumab	–		–	80,139	135,452	227,330	870,952

		$18,672,241	$3,559,484	$5,447,860	$690,585	$776,127	$2,115,706	$3,823,296

Under the terms of the agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territories.  The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.  Initial license fee revenue is non-refundable and is deferred and recognized as revenue over the term of the related collaboration.

As a result of a revision to the estimated period of collaboration, the revenue recognition period for the July 25, 2006 agreement was extended by 12 months.  This change was made as at January 1, 2009.

The remaining deferred revenue amounts totalling $228,364 pertaining to the two initial license fees for Tesmilifene were recognized in the current quarter because other drug is no longer being developed and the related contracts are no longer active.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

10.	Commitments:

In November 2007, the Company entered into a contract for services of a Clinical Research Organization ("CRO") relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately $1.415 million (U.S. $1.348 million), of which approximately $1.299 million has been incurred as at March 31, 2010 and the remaining $116 thousand has yet to be incurred.  The Company may cancel the contract with a 30-day notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from non-small cell lung cancer ("NSCLC") at a cost of $1.161 million, of which approximately $602 thousand has been incurred as at March 31, 2010 and the remaining $559 thousand has yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of approximately $1.500 million, of which approximately $818 thousand has been incurred as at March 31, 2010 and the remaining $682 thousand has yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1,000,000, totalling approximately $5.247 million, of which approximately $2.129 million has been paid as at March 31, 2010 and the remaining $3.118 million has yet to be incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

11.	Acquisition of Cytopia:

On January 29, 2010, the Company acquired Cytopia, a clinical-stage, drug development company based in Melbourne, Australia.  The Company applied the acquisition method of accounting for the business combination.

The purchase price, determined by the fair value of the consideration given at the date of acquisition, and the fair value of the assets acquired and liabilities assumed on the date of acquisition was as follows:

Fair value of consideration paid:
7,276,688 common shares of the Company	$12,515,903
138,442 stock options of the Company	126,000

$12,641,903

Assets acquired:
Cash	$909,579
Accounts receivable	187,186
Property and equipment	10,573
Intangible assets (CYT 387 and CYT 997)	13,524,054
14,631,392

Liabilities assumed:
Accounts payable and accrued liabilities	(1,989,489)

Net assets acquired	$12,641,903

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

11.	Acquisition of Cytopia (continued):

This transaction was conducted by a Scheme of Arrangement (the "Arrangement"), whereby the Company acquired all of the issued shares and options in Cytopia.  The terms of the Arrangement were as follows:

(a)
Cytopia shareholders received 0.0852 common shares of the Company for each Cytopia common share held at the record date.  This resulted in the issuance of a total of 7,215,053 common shares of the Company, based on the number of Cytopia common shares outstanding on the date of the Arrangement.

(b)
The holders of Cytopia partly paid shares received 61,635 common shares of the Company and 138,442 fully vested stock options in the Company as consideration for the exchange of their partly paid shares.

The value of the Company's common shares issued was determined using the closing price of the Company's common shares on the Toronto Stock Exchange on the acquisition date of January 29, 2010 of $1.72.  The $126,000 value of the stock options issued to holders of Cytopia partly paid shares was determined using the Black-Scholes option pricing model with the following assumptions: share price of $1.72; exercise prices of $3.00 to $15.00; risk-free interest rate of 3.28%; volatility factor of 83.6%; and estimated life prior to exercise of options of seven years.

Cytopia option holders received 225,950 fully vested Company stock options in consideration for the cancellation of their Cytopia options.  The value of these stock options of $57,000 was recorded in stock-based compensation expense.  The value of stock options issued to Cytopia option holders was determined using the Black-Scholes option pricing model with the following assumptions: share price of $1.72; exercise prices of $3.71 to $15.27; risk-free interest rate of 1.41%; volatility factor of 99.6% to 117.5%; and estimated life prior to exercise of options of one to thirty months.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

11.	Acquisition of Cytopia (continued):

For the three months and nine months ended March 31, 2010, the Company incurred $178,000 and $800,000 of acquisition costs for Cytopia, respectively, which were included in general and administrative expenses.

The assets and liabilities and revenue and expenses of Cytopia have been included in the consolidated financial statements of the Company from the date of acquisition, January 29, 2010.  From January 30, 2010 to March 31, 2010, the total revenue and loss of Cytopia included in the consolidated financial statements was $11,561 and $631,238, respectively.

Supplemental financial information presented below summarizes selected results of operations on a pro forma basis as though the acquisition of Cytopia occurred as of the beginning date of the current period (July 1, 2009).  This pro forma information is for informational purposes only and does not purport to represent what the results of operations for the period presented would have been had the acquisition of Cytopia occurred at the beginning of the period, or to project the results of operations for any future period.

The pro forma condensed combined revenue and loss for the nine months ended March 31, 2010, had the acquisition date been July 1, 2009, was $2,135,856 and $18,436,906, respectively.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

12.	Canadian and United States generally accepted accounting policy differences:

The Company's unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States.  The following items present the impact of material differences between Canadian GAAP and U.S. GAAP on the Company's unaudited interim consolidated financial statements:

(a)	Interim consolidated statements of operations and comprehensive loss and deficit:

The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations and comprehensive loss and deficit reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with U.S. GAAP:

	Three months ended		Nine months ended
	March 31,		March 31,
	2010	2009	2010	2009

Loss for the period, based on Canadian GAAP	$(5,490,879)	$(3,474,839)	$(12,369,204)	$(9,805,436)
Amortization of acquired technologies (i)	265,146	265,135	795,417	795,406
Loss for the period and comprehensive loss based on U.S. GAAP	$(5,225,733)	$(3,209,704)	$(11,573,787)	$(9,010,030)
Basic and diluted loss per share (ii)	$(0.08)	$(0.06)	$(0.20)	$(0.16)
Weighted average number of common shares outstanding	64,286,027	55,835,356	58,639,741	55,835,356
Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex (note 5)	2,380,953	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

12.	Canadian and United States generally accepted accounting policy differences (continued):

(i)	Acquired technologies:

Under U.S. GAAP, effective for business combinations prior to July 1, 2009, the Company's acquired technologies, which primarily comprise patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, were considered in-process research and development and were immediately expensed upon acquisition.  The Company's acquired technologies relating to the Delex acquisition do not have an alternative future use given their specialized nature.  Under Canadian GAAP, the acquired technologies were considered to be development assets that were capitalized and amortized over their expected useful lives.

(ii)	Loss per common share:

Loss per common share has been calculated using the weighted average number of common shares outstanding during the period.  The potential effect of share options is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

12.	Canadian and United States generally accepted accounting policy differences (continued):

(b)	Interim consolidated statement of changes in shareholders' equity:

U.S. GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each period a statement of operations is presented.  Shareholders' equity under U.S. GAAP was as follows:

			Additional	Share
			paid-in	purchase
	Share capital	Deficit	capital	warrants	Total

Total shareholders' equity under U.S. GAAP, June 30, 2009	$172,921,153	$(147,438,485)	$11,274,011	$–	$36,756,679
Stock-based compensation	–	–	694,084	–	694,084
Issued on exercise of options	136,764	–	(52,625)	–	84,139
Issued on acquisition of Cytopia	12,515,903	–	126,000	–	12,641,903
Issued on financing	14,594,464	–	–	–	14,594,464
Loss for the period	–	(11,573,787)	–	–	(11,573,787)
Total shareholders' equity under U.S. GAAP, March 31, 2010	200,168,284	(159,012,272)	12,041,470	–	53,197,482
Stock-based compensation expense	–	(1,818,334)	1,761,112	–	(57,222)
In-process research and development acquired	–	7,348,185	–	–	7,348,185
Amortization of in-process research and development acquired	–	(5,138,734)	–	–	(5,138,734)
Share purchase warrants(i)	–	–	–	1,473,246	1,473,246
Total shareholders' equity under Canadian GAAP, March 31, 2010	$200,168,284	$(158,621,155)	$13,802,582	$1,473,246	$56,822,957

(i)
 U.S. GAAP requires that share purchase warrants with a strike price in a foreign currency other than the Company's functional currency requires them to be classified as long-term liabilities and remeasured at fair value with changes in fair value recognized in the statement of operations.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

12.	Canadian and United States generally accepted accounting policy differences (continued):

					Additional
					paid-in
	Warrants	Share capital	Deficit		capital	Total
Total shareholders' equity under U.S. GAAP, June 30, 2008	$3,150,539	$172,921,153	$(135,429,560	) $	7,362,713	$48,004,845
Stock-based compensation	–	–	–		574,578	574,578
Expiry of warrants	(3,150,539)	–	–		3,150,539	–
Loss for the period	–	–	(9,010,030)		–	(9,010,030)
Total shareholders' equity under U.S. GAAP, March 31, 2009	–	172,921,153	(144,439,590)		11,087,830	39,569,393
Stock-based compensation expense	–	–	(1,818,334)		1,761,112	(57,222)
In-process research and development acquired	–	–	7,348,185		–	7,348,185
Amortization of in-process research and development acquired	–	–	(4,078,182)		–	(4,078,182)
Total shareholders' equity under Canadian GAAP, March 31, 2009	$–	$172,921,153	$(142,987,921	) $	12,848,942	$42,782,174

(c)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  U.S. GAAP requires such amounts to be accounted for as a reduction of income tax expense.  For the nine months ended March 31, 2010, the Company recognized $150,000 (2009 - nil) of investment tax credits.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

12.	Canadian and United States generally accepted accounting policy differences (continued):

(d)	New accounting pronouncements:

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods under U.S. GAAP as were used for the audited annual consolidated financial statements for the year ended June 30, 2009, except for the following new accounting pronouncements:

(i)
On July 1, 2009, the Company adopted the Statement of Financial Accounting Standards ("SFAS") 141R, Business Combinations ("SFAS 141R") and SFAS 160R, Non-controlling interests in Consolidated Financial Statements ("SFAS 160R").  The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  SFAS 160R requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent entity.  This standard applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  Effective July 1, 2009, as described in note 2(a)(iii), the Company adopted new Canadian GAAP standards that parallel the adoption of these new U.S. standards.  Accordingly, the adoption of these U.S. standards did not have any additional impact on the Company's unaudited interim consolidated financial statements.

(ii)
On July 1, 2009, the Company adopted Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting.  Mainly, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.  The adoption of this change did not have an impact on the Company's unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

12.	Canadian and United States generally accepted accounting policy differences (continued):

(iii)	Accounting standards codification:

On July 1, 2009, the Company adopted the Financial Accounting Standards Board, ("FASB") Accounting Standards Codification ("Codification") and The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008.  The Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities.  Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  On November 13, 2008, the Codification superseded all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.

(e)	Supplemental pro forma information:

Supplemental pro forma information on the acquisition of Cytopia on January 29, 2010 is presented in note 11 in accordance with Canadian GAAP.  The pro forma condensed combined revenue for the nine months ended March 31, 2010 under U.S. GAAP is unchanged at $2,135,856.  Under U.S. GAAP, as described in note 12 (a)(i), in-process research and development previously acquired was immediately expensed on acquisition.  Amortization of the acquired research and development included in the pro forma condensed combined loss for the nine months ended March 31, 2010 of $4,222,852 was reversed under U.S. GAAP and, accordingly, the pro forma condensed combined loss under U.S. GAAP was $14,214,054.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and nine months ended March 31, 2010 and 2009
(Unaudited)

13.	Subsequent event:

On April 23, 2010, the Company entered into a Sales Agreement with Cantor Fitzgerald & Co. ("CF&Co"), under which the Company may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an at-the-market equity offering program known as a Controlled Equity Offering.  CF&Co will act as sales agent for any sales made under the Controlled Equity Offering.  The common shares will be sold at market prices prevailing at the time of a sale (if any) of the common shares or at prices negotiated with CF&Co, and, as a result, prices may vary between purchasers and during the period of the offering.  The Company is not required to sell any of the reserved shares at any time during the term of the Controlled Equity Offering, which extends until October 16, 2011, and the Sales Agreement does not prohibit the Company from conducting additional financings.  There are no standby fees for having established the arrangement.  CF&Co will receive a cash fee equal to but not exceeding 5.0% of the first aggregate gross proceeds of U.S. $5 million and, thereafter, 3% of the gross proceeds realized from the sale of common shares for services rendered in connection with the offering.  The total expenses of this offering, excluding CF&Co's fee, will be approximately U.S. $175,000.